EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross celebrates opening of Dvoinoye mine
 New low cost mine commences commercial production on schedule and on budget
Expected to add 235,000-300,000 gold equivalent ounces to Kinross’ Russian output in first three full years

Toronto, Ontario, October 9, 2013 – Kinross Gold Corporation (TSX: K, NYSE:KGC) is pleased to announce that commercial production has begun at Dvoinoye, a high-grade, low-cost underground gold mine located in Russia’s Chukotka region. Kinross CEO Paul Rollinson, as well as senior Russian officials, including Chukotka Governor Roman Kopin, will inaugurate Dvoinoye in a formal ribbon-cutting ceremony on October 10.

“I congratulate the Kinross team in Russia for delivering this important project on time and on budget, despite the challenges of a remote northern location and the difficult conditions facing the mining industry,” said Mr. Rollinson. “Dvoinoye is a low-cost mine which strongly reflects the Company’s focus on maximizing margins and cash flow at both our existing operations and growth projects.”

Dvoinoye is located approximately 100 kilometres north of Kinross’ Kupol mine. Its ore will be processed at the existing Kupol mill, providing additional, low-cost production. At peak production, Dvoinoye is expected to produce 1,000 tonnes of ore per day, which will be transported to Kupol via an all-season road. The Kupol mill has been expanded from 3,500 to 4,500 tonnes per day to process the additional Dvoinoye ore.

Dvoinoye is expected to produce between 235,000 and 300,000 of gold equivalent ounces annually during its first three full years of production, which will be incremental to gold production from the Kupol underground mine. The cost of sales for the combined Russian operations between 2014 and 2016 is forecast to be $545-$600 per gold equivalent ounce.  Kinross will provide guidance for its 2014 production, cost of sales and all-in sustaining costs for its combined Russian operations and other regions in early 2014.

First ore from development activities at Dvoinoye was delivered to Kupol in Q2 2013 and commercial production began in early October. Total production in 2013 is expected to be approximately 25,000 gold equivalent ounces.

“Dvoinoye is the fourth mine Kinross has operated in Russia, which remains our lowest-cost jurisdiction and a core operating region for the Company,” said Mr. Rollinson. “The new mine is a testament to our continued success in the region and our strong partnerships with local communities, the indigenous people of Chukotka, and the regional and federal governments.”

“The opening of the Dvoinoye mine is an important milestone in the economic and social development of Chukotka. Our partners at Kinross have demonstrated over many years their commitment to responsible mining and we have every confidence that Dvoinoye will prove to be a successful project that will create jobs and prosperity in our communities,” said Chukotka Governor Roman V. Kopin.

As of December 31, 2012, Dvoinoye had proven and probable gold reserves of approximately 1.1 million gold equivalent ounces with an average gold grade of 17.8 grams per tonne.1

The Company’s ordinary course application to renew the Dvoinoye subsoil license was approved in September and extends until January 1, 2023.

1 For more information regarding Kinross’ mineral reserve and mineral resource estimates please refer to the Annual Mineral Reserve and Mineral Resource Statement as at December 31, 2012 in our news release dated February 13, 2013, available on our website at www.kinross.com.

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including but not limited to any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to: possible events; mineral reserve and mineral resource estimates; the timing and amount of estimated future production; future costs of production and sales; and future development, mining and processing activities. The words “expect”, ‘forecasts”, “guidance” or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’ or ‘‘will” occur or be achieved, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross referenced or contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, and in our most recently filed Annual Information Form (“AIF”) and our full-year 2012 Management’s Discussion and Analysis (“2012 MD&A”), as well as: (1) there being no significant disruptions affecting the Company’s Russian operations; (2) certain price assumptions for gold and silver; (3) labour and materials costs being consistent with the Company’s expectations; (4) production and cost of sales forecasts for the Company’s Russian operations meeting our expectations; (5) the accuracy of mineral reserve and mineral resource estimates for the Company’s Russian operations (including but not limited to ore tonnage and ore grade estimates); and (6) the continuing viability of the Company’s Russian operations (including but not limited to permitting, development, production and ore processing) being consistent with our current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold  and silver or certain other commodities (such as fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; political or economic developments in Russia; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of mineral exploration, development and mining including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves; and contests over title to properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our

p. 2 Kinross celebrates opening of Dvoinoye mine	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed AIF and in the “Risk Analysis” section of our 2012 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s Russian operations contained in this news release has been prepared under the supervision of, and verified by, Mr. John Sims, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

p. 3 Kinross celebrates opening of Dvoinoye mine	www.kinross.com